BINGHAM McCUTCHEN LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110-1726

April 27, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attention: Brion Thompson, Esq.

Re:

CGM Trust with respect to its series CGM Mutual Fund, CGM Realty
Fund and CGM Focus Fund (each a “Fund” and together the “Funds”)

(File Nos. 002-10653 and 811-00082)

Dear Mr. Thompson:

Our client, CGM Trust, a Massachusetts business trust (the “Registrant”), filed Post-Effective Amendment 102 (the “Amendment”) on February 26, 2010, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), relating to the Funds. On behalf of the Registrant, this letter responds to comments with respect to the Amendment that you provided in a telephone conversation on April 12, 2010 (and, with respect to the first comment below, on April 15, 2010) with the undersigned. The Staff’s comments and the Registrant’s responses are provided below.

A.    Prospectuses: General Comments

1.    Comment:

If the Registrant intends to use summary prospectuses for the Funds, please provide a draft of the cover page legend relating to information incorporated by reference into the summary prospectus. [Subsequent comment delivered on April 15, 2010: For each summary prospectus, please remove the reference to incorporation by reference of the financial statements in the applicable Fund's annual report to shareholders.]

Response:

The Registrant’s counsel provided a draft of the requested legend to the Staff by e-mail on April 12, 2010. Following the receipt of an additional comment from the Staff with respect thereto, the Registrant has revised the legend to remove the language cited by the Staff.

Mr. Brion Thompson

Securities and Exchange Commission

April 27, 2010

B.    Prospectuses: CGM Mutual Fund

1.    Comment:

Please remove the footnote to the fee table regarding wire redemption fees. The wire redemption fee should be incorporated into the fee table per Item 3, Instruction 2(b).

Response:

The Registrant has removed the footnote as requested by the Staff. After reviewing Item 3 to Form N-1A and the related instructions, the Registrant is of the view that the charge for a wire transfer is not a redemption fee, but a de minimis administrative charge that a shareholder may choose whether or not to incur. Accordingly, the Registrant believes that it more appropriately discussed in the How to Sell Shares portion of the prospectus.

2.    Comment:

In light of the consistently high portfolio turnover rates the fund has maintained over the past few years, please add high portfolio turnover as a principal strategy and a principal risk of the fund. Alternatively, explain why this disclosure should not be added, notwithstanding the high portfolio turnover rates.

Response:

The Registrant acknowledges that the Fund has high portfolio turnover, but considers this a consequence of the portfolio manager’s investment strategy, rather than an investment strategy itself. Accordingly, the Registrant has revised the Summary of Principal Investment Strategies section of the Fund’s prospectus to highlight that high portfolio turnover is a consequence of these strategies. Though the Registrant does not consider high portfolio turnover to be a risk per se, it recognizes the importance of prominently disclosing that high portfolio turnover can result in increased transaction costs for the Fund and increased taxes for shareholders. The Registrant notes that the Fund’s portfolio turnover is discussed in the Portfolio Turnover section of the prospectus, which appears immediately before the discussion of the Fund’s principal investment strategies, and later in the prospectus under the Additional Information on Strategies and Risks section.

3.    Comment:

Please include disclosure in the Fund’s Summary of Principal Investment Strategies section and/or the Fund’s Additional Information on Strategies and Risks section as to the Fund’s credit rating strategy.

Mr. Brion Thompson

Securities and Exchange Commission

April 27, 2010

Response:

In response to the Staff’s comment, the Registrant has revised the Summary of Principal Investment Strategies section of the prospectus to disclose that the Fund may invest in fixed income securities of any credit quality.

4.    Comment:

In the Summary of Principal Investment Strategies section, the Fund discloses that it may invest up to 25% of its assets in securities issued by companies in a single industry. Please add disclosure to the principal risks section to reflect the fact that the Fund has a focused investment strategy.

Response:

In response to the Staff’s comment, the Registrant has revised the prospectus to include disclosure of risk relating to investments in a small number of industries and/or sectors.

5.    Comment:

In the Summary of Principal Investment Strategies section, the Fund discloses that it may invest in companies of any size, but primarily invests in companies with market capitalization of more than $5 billion. Please add a discussion of small-cap and mid-cap securities to the principal risks section. Alternatively, please revise the Fund’s Summary of Principal Investment Strategies section to remove the reference to investing in companies of any size.

Response:

In response to the Staff’s comment, the Registrant has revised the prospectus to include disclosure of risk relating to investments in securities of small- and mid-cap issuers.

6.    Comment:

Please discuss how the Fund’s disclosure regarding credit risk in the Additional Information on Principal Risks section is consistent with the Fund’s credit rating strategy and the type of fixed income securities in which the Fund invests.

Response:

In response to the Staff’s comment, and in recognition of the fact that the Fund may invest in fixed income securities of any credit quality, the Registrant has revised the discussion of credit risk to include risks relating to below investment grade securities.

Mr. Brion Thompson

Securities and Exchange Commission

April 27, 2010

7.    Comment:

In the Additional Information on Other Investment Strategies section, the Fund includes disclosure regarding the Fund’s management style. Please consider whether any discussion of the Fund’s management style should be included in the Summary of Principal Investment Strategies. Alternatively, please explain why the Registrant does not believe such disclosure to be appropriate.

Response:

In response to the Staff’s comment, the Registrant has revised the Summary of Principal Investment Strategies section of the prospectus to include a brief discussion of the management style of the Fund’s manager.

8.    Comment:

In light of the fact the Fund discloses in the Additional Information on Other Investment Strategies section that it may invest up to 35% of its assets in below investment grade fixed income securities and the fact that the Fund’s Summary of Principal Investment Strategies discloses the fund invests its assts in a mix of 75% of its assets in equity securities and 25% of its assets in debt securities, please modify the Summary of Principal Investment Strategies to clarify that the percentage of assets in debt securities could be higher than 25% and that as much as 35% could include junk bonds.

Response:

In response to the Staff’s comment, the Registrant has revised the Summary of Principal Investment Strategies section of the prospectus to indicate that up to 35% of the Fund’s total assets could be invested in below investment grade fixed income securities.

9.    Comment:

The Staff notes that the financial highlights of the Fund show a consistently high portfolio turnover and cites this fact as support for its earlier comment regarding portfolio turnover.

Response:

The Registrant acknowledges the Staff’s comment and refers to its response to Comment B.2 above.

10.  Comment:

Please update the last paragraph on the back cover of the Fund’s prospectus to reflect the zip code of the SEC as 20549-01520 and the telephone number of the Public Reference Room to read 202-551-8090.

Response:

The Registrant has revised the disclosure as requested by the Staff.

Mr. Brion Thompson

Securities and Exchange Commission

April 27, 2010

C.    Prospectuses: CGM Realty Fund

1.    Comment:

Please remove the footnote to the fee table regarding wire redemption fees. The wire redemption fee should be incorporated into the fee table per Item 3, Instruction 2(b) of Form N1-A.

Response:

The Registrant has removed the footnote as requested by the Staff. After reviewing Item 3 to Form N-1A and the related instructions, the Registrant is of the view that the charge for a wire transfer is not a redemption fee, but a de minimis administrative charge that a shareholder may choose whether or not to incur. Accordingly, the Registrant believes that it more appropriately discussed in the How to Sell Shares portion of the prospectus.

2.    Comment:

In light of the consistently high portfolio turnover rates the fund has maintained over the past few years, please add high portfolio turnover as a principal strategy and a principal risk of the fund. Alternatively, explain why this disclosure should not be added, notwithstanding the high portfolio turnover rates.

Response:

The Registrant acknowledges that the Fund has high portfolio turnover, but considers this a consequence of the portfolio manager’s investment strategy, rather than an investment strategy itself. Accordingly, the Registrant has revised the Summary of Principal Investment Strategies section of the Fund’s prospectus to highlight that high portfolio turnover is a consequence of these strategies. Though the Registrant does not consider high portfolio turnover to be a risk per se, it recognizes the importance of prominently disclosing that high portfolio turnover can result in increased transaction costs for the Fund and increased taxes for shareholders. The Registrant notes that the Fund’s portfolio turnover is discussed in the Portfolio Turnover section of the prospectus, which appears immediately before the discussion of the Fund’s principal investment strategies, and later in the prospectus under the Additional Information on Strategies and Risks section.

Mr. Brion Thompson

Securities and Exchange Commission

April 27, 2010

3.    Comment:

The Fund discloses that it may invest in debt securities of companies outside the real estate industry. Please include disclosure in the Fund’s Summary of Principal Investment Strategies section and/or the Fund’s Additional Information on Strategies and Risks section as to the Fund’s credit rating strategy and the maturities of the debt securities in which the Fund may invest.

Response:

In response to the Staff’s comment, the Registrant has revised the Summary of Principal Investment Strategies and Additional Information on Strategies and Risks sections of the prospectus to disclose that the Fund may invest in fixed income securities of any credit quality and of any maturity.

4.    Comment:

Based on any revisions made to the Fund’s Summary of Principal Investment Strategies as a result of the Staff’s comment regarding the Fund’s invest in debt securities of companies outside the real estate industry, please add additional disclosures to the Fund’s Summary of Principal Risks section as appropriate.

Response:

In response to the Staff’s comment, the Registrant has revised the discussion of principal risks to include a discussion of risks relating to investments in fixed income securities.

5.    Comment:

In the Fund’s Past Performance section, please provide the narrative disclosure for the additional index, the FTSE NAREIT Equity Index, as per Instruction 2(b) to Item 4 of Form N1-A.

Response:

The Registrant has added the requested disclosure in response to the Staff’s request.

6.    Comment:

Please discuss how the Fund’s disclosure regarding credit risk in the Additional Information on Principal Risks section is consistent with the Fund’s credit rating strategy and the type of fixed income securities in which the Fund invests.

Response:

In response to the Staff’s comment, and in recognition of the fact that the Fund may invest in fixed income securities of any credit quality, the additional risk disclosure added by the Registrant in response to Comment C.4 includes discussion of risks relating to below investment grade securities.

Mr. Brion Thompson

Securities and Exchange Commission

April 27, 2010

7.    Comment:

In light of the consistently high portfolio turnover rates the fund has maintained over the past few years, please add high portfolio turnover as a principal strategy and a principal risk of the fund. Alternatively, explain why this disclosure should not be added, notwithstanding the high portfolio turnover rates.

Response:

The Registrant acknowledges the Staff’s comment and refers to its response to Comment C.2 above.

8.    Comment:

In the Additional Information on Other Risks section, the Fund includes disclosure regarding lower rated debt securities. Please consider whether this discussion should be included in the Summary of Principal Investment Strategies or the Summary of Principal Risks. Alternatively, please explain why the Registrant does not consider the Fund’s investments in lower rated debt securities to be a principal investment strategy or principal risk of the Fund.

Response:

In response to the Staff’s comment, the Registrant has revised the Summary of Principal Investment Strategies section of the prospectus to include a discussion of below investment grade fixed income securities.

D.    Prospectuses: CGM Focus Fund

1.    Comment:

Please remove footnote 1 to the fee table regarding wire redemption fees. The wire redemption fee should be incorporated into the fee table per Item 3, Instruction 2(b) of Form N1-A.

Response:

The Registrant has removed the footnote as requested by the Staff. After reviewing Item 3 to Form N-1A and the related instructions, the Registrant is of the view that the charge for a wire transfer is not a redemption fee, but a de minimis administrative charge that a shareholder may choose whether or not to incur. Accordingly, the Registrant believes that it more appropriately discussed in the How to Sell Shares portion of the prospectus.

2.    Comment:

Please remove footnote 2 to the fee table regarding expenses for dividends and interest on short positions. If desired, this information may be incorporated into the fee table as a separate line item, per Item 3, Instruction 3(c)(iii) of Form N1-A.

Mr. Brion Thompson

Securities and Exchange Commission

April 27, 2010

Response:

The Registrant has removed the footnote as requested by the Staff. In accordance with Instruction 3(c)(iii), the Registrant has revised the “Other Expenses” caption to include a parenthetical reference indicating that dividends and interest on short positions is a component of the line item.

3.    Comment:

In light of the consistently high portfolio turnover rates the fund has maintained over the past few years, please add high portfolio turnover as a principal strategy and a principal risk of the fund. Alternatively, explain why this disclosure should not be added, notwithstanding the high portfolio turnover rates.

Response:

The Registrant acknowledges that the Fund has high portfolio turnover, but considers this a consequence of the portfolio manager’s investment strategy, rather than an investment strategy itself. Accordingly, the Registrant has revised the Summary of Principal Investment Strategies section of the Fund’s prospectus to highlight that high portfolio turnover is a consequence of these strategies. Though the Registrant does not consider high portfolio turnover to be a risk per se, it recognizes the importance of prominently disclosing that high portfolio turnover can result in increased transaction costs for the Fund and increased taxes for shareholders. The Registrant notes that the Fund’s portfolio turnover is discussed in the Portfolio Turnover section of the prospectus, which appears immediately before the discussion of the Fund’s principal investment strategies, and later in the prospectus under the Additional Information on Strategies and Risks section.

4.    Comment:

Please explain how the Fund’s investment objective of long-term capital growth is consistent with the high portfolio turnover rates the Fund has maintained over the past few years.

Response:

The Registrant supplementally advises the Staff that the Fund seeks to achieve its investment objective (long-term growth of capital) by employing the investment strategies described in the prospectus. As discussed above in response to a comment from the Staff, the Fund’s investment strategies have generally resulted in high portfolio turnover. The Registrant believes that, over time, those strategies have also resulted in may result in long-term growth of capital for the Fund. The Registrant does not consider the Fund’s investment objective to be inconsistent with high portfolio turnover.

Mr. Brion Thompson

Securities and Exchange Commission

April 27, 2010

5.    Comment:

Please include disclosure in the Fund’s Summary of Principal Investment Strategies section and/or the Fund’s Additional Information on Strategies and Risks section as to the Fund’s credit rating strategy.

Response:

In response to the Staff’s comment, the Registrant has revised the Summary of Principal Investment Strategies section of the prospectus to disclose that the Fund may invest in fixed income securities of any credit quality.

6.    Comment:

In the Summary of Principal Investment Strategies section, the Fund discloses that it may invest in companies of any size, but primarily invests in companies with market capitalization of more than $5 billion. Please add a discussion of small-cap and mid-cap securities to the principal risks section. Alternatively, please revise the Fund’s Summary of Principal Investment Strategies section to remove the reference to investing in companies of any size.

Response:

In response to the Staff’s comment, the Registrant has revised the prospectus to include disclosure of risk relating to investments in securities of small- and mid-cap issuers.

7.    Comment:

In the Fund’s Summary of Principal Risks, the Fund includes disclosure regarding sector exposure risk, although the Fund’s Summary of Principal Investment Strategies does not discuss this risk. Please revise the Summary of Principal Investment Strategies to include a statement that the Fund may invest heavily in a sector.

Response:

In response to the Staff’s comment, the Registrant has revised the statement in the Summary of Principal Risks section, which previously referred to investment in a small number of companies and/or industries, to also include a reference to sectors. Similarly, the Registrant has revised the risk disclosure relating to sector exposure to also include a reference to industry exposure.

8.    Comment:

In the Additional Information on Principal Risks section, the Fund includes disclosure regarding short sales. Please explain what is meant by a short position or a short sale.

Response:

The Registrant has expanded this disclosure to include an explanation of the type suggested by the Staff.

Mr. Brion Thompson

Securities and Exchange Commission

April 27, 2010

9.    Comment:

In the Additional Information on Principal Investment Strategies section, the Fund includes disclosure regarding options, financial futures, forwards and other derivatives. Please consider whether this discussion should be included in the Summary of Principal Investment Strategies or the Summary of Principal Risks sections. Alternatively, please explain why the Registrant does not believe that the Fund’s investments in derivatives should be included in such sections of the prospectus.

Response:

In response to the Staff’s comment, the Registrant has reexamined the above-referenced disclosure and has determined that, because investments in derivatives is not currently (and is not currently expected to be) a principal investment strategy of the Fund, the reference to derivatives should be removed from the Additional Information on Principal Investment Strategies section of the prospectus. Accordingly, the Registrant does not believe that investment in derivatives should be discussed in the section of the prospectus. Also, in light of the limited degree, if any, to which the Fund is expects to invest in derivatives, the Registrant does not consider these investments to pose a significant risk for the Fund.

10.  Comment:

In the Additional Information on Other Investment Strategies section, the Fund includes disclosure regarding the Fund’s management style. Please consider whether any discussion of the Fund’s management style should be included in the Summary of Principal Investment Strategies. Alternatively, please explain why the Registrant does not believe such disclosure to be appropriate.

Response:

In response to the Staff’s comment, the Registrant has revised the Summary of Principal Investment Strategies section of the prospectus to a brief discussion of the management style of the Fund’s manager.

E.    Statements of Additional Information: CGM Mutual Fund

1.    Comment:

In the Fund’s Fundamental Investment Restrictions, please clarify that the disclosure stating “If a percentage restriction is adhered to at the time of an investment, a later increase or decrease in such percentage resulting from a change in the values of assets will not constitute a violation of such restriction” is not applicable in the case of borrowings.

Mr. Brion Thompson

Securities and Exchange Commission

April 27, 2010

Response:

The Registrant has revised the disclosure as requested by the Staff.

2.    Comment:

Pursuant to Item 17(b) of Form N1-A, please include the newly required corporate governance disclosures.

Response:

The Registrant acknowledges that such disclosure is required in registration statement amendments filed on or after February 28, 2010 and has revised each Fund’s statement of additional information accordingly.

3.    Comment:

Please add the number of Funds in the complex overseen by each Trustee as the last column to the Trustees’ compensation table.

Response:

The Registrant has revised the disclosure as requested by the Staff.

4.    Comment:

The Staff notes that the Portfolio Transactions and Brokerage section shows high brokerage fees and requests the Registrant to consider the impact of this information in considering whether to include a discussion of the Fund’s portfolio turnover in the Summary of Principal Investment Strategies or the Summary of Principal Risks sections.

Response:

The Registrant acknowledges the Staff’s comment and refers to its responses above to related comments.

F.    Statements of Additional Information: CGM Realty Fund

1.    Comment:

In the Fund’s Fundamental Investment Restrictions, the Fund discloses a that its policy is not to invest more than 25% of the market value of the Fund’s total assets in any industry, but that there is no limit on the Fund’s ability to invest in the real estate industry. The disclosure also indicates that the Board of Trustees has adopted a non-fundamental policy to invest at least 25% of the market value of the Fund’s total assets in the real estate industry. The Staff commented on the fact that the fundamental policy itself does not require concentration in the real estate industry and suggested that this be clarified in the future. However, the Fund noted that this is not a substantive concern in light of the Fund’s name and the related policy to invest at least 80% of its assets in equity securities of companies in the real estate industry.

Mr. Brion Thompson

Securities and Exchange Commission

April 27, 2010

Response:

The Registrant acknowledges the Staff’s comment and intends to address this issue in a manner consistent with the arrangement between the Registrant and the Staff with respect to the concentration policy of CGM Focus Fund. As noted by the Staff, the Fund’s Board of Trustees has adopted a non-fundamental policy to invest at least 25% of the market value of the Fund’s total assets in the real estate industry.

G.    Statements of Additional Information: CGM Focus Fund

1.    Comment:

Please confirm the status of CGM Focus Fund’s fundamental policy regarding concentration.

Response:

The Registrant refers to its discussions with the Staff on this issue and the related correspondence filed by the Registrant with the Commission on August 31, 2009. The Registrant confirms the statements made in such correspondence.

H.    General

1.    Comment:

Please include a “Tandy” representation with any response to these comments.

Response:

The Registrant is furnishing a “Tandy” representation letter as Exhibit A hereto.

Please feel free to call me at 617-951-8267 if you have any questions about this letter or would like to discuss this matter further.

Sincerely,

/s/ Barry N. Hurwitz

Barry N. Hurwitz

Exhibit A

CGM Trust

One International Place

Boston, MA 02110

April 27, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:

CGM Trust (File Nos. 002-10653 and 811-00082)

Ladies and Gentlemen:

In connection with its review of the Post-Effective Amendment No. 102 to the Registration Statement on Form N-1A for CGM Mutual Fund, CGM Realty Fund and CGM Focus Fund, as filed with the Commission on February 26, 2010 (the “Registration Statement”), the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)

the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CGM Trust

By:	/s/ Robert L. Kemp
Name:	Robert L. Kemp
Title:	President